

September 22, 2011

Via E-mail
Daniel Wiesel
Chief Executive Officer
The PAWS Pet Company, Inc.
2001 Gateway Place, Suite 410
San Jose, CA 95110

> **Re: The PAWS Pet Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 8, 2011**
> **File No. 333-175026**
> **Amendment No. 5 to Form 8-K**
> **Filed September 19, 2011**
> **File No. 333-130446**

Dear Mr. Wiesel:

We have reviewed your responses to the comments in our letter dated August 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Form S-1

Prospectus Summary, page 4

1. We note your response to our prior comment 11 and reissue in part. Please revise to disclose the amount in penalties you have paid to date and the amount you will have to pay until the registration statement is declared effective here.

Risk Factors, page 7

We do not own our aircraft, page 8

2. We note your response to our prior comment 10 and reissue in part. Please revise to clarify that you do not have a written agreement with Suburban Air and that these costs may be imputed to you. Please also revise the risk factor entitled, "The traditional commercial airline industry is subject to extensive government" on page 14 of the Form 8-K/A filed on September 19, 2011.

3. We note that Suburban Air has two aircraft configured to carry pets. We also note that you intend to add additional flights in the future. Please disclose the costs to configure the aircrafts to carry pets. Please also revise the Business section accordingly.

Selected Financial Data, page 16

4. We note the introduction to your selected financial data stating that the selected operating and balance sheet data for the year ended December 31, 2008 were derived from your unaudited financial statements. We also note that you have removed the operating data for the year ended December 31, 2008. Please revise the introduction, as appropriate, so that it reflects the data presented in the table of selected financial data.

Management's Discussion and Analysis, page, 17

Six Months Ended June 30, 2011 compared…page, 19

Other Income (Expense), page 21

5. We note your disclosure that the increase in other expense was due to warranty liability expense. It appears to us that the increase was due to the derivative warrant valuation expense. Please revise your disclosure as appropriate.

Business, page 28

General, page 28

6. Please revise to clarify what you mean by "trained" pet attendant on page 28.

Description of Market, page 28

7. We note your response to our prior comment 15 and reissue in part. We note your disclosure on page six in your Form 10-Q for the quarterly period ended March 31, 2011 that as of March 31, 2011 you served 10 markets. Please revise to disclose why you no longer serve the tenth market. In addition, we note that in prior months you identified dates for openings in new cities, but such openings have yet to occur even though the announced opening dates have passed. For example, in April, you announced that you would begin taking reservations for flights to Dallas, Houston, Austin and St. Louis in the spring of 2011 and that you would begin flights to these cities in the summer of 2011. Please revise to disclose the delays in your plans for expansion.

8. We note your disclosure on page 29 that you "evaluate additional pet related products and services that [you] could add to broaden [your] product offering." Please revise to briefly describe your evaluation process, the specific pet related services that you are currently evaluating and when you intend to begin offering such products and services. In this

regard, we note your statement in your press release in early August 2011 that you "plan to roll out new value-added pet services to the pet parent community." In addition, to the extent that you have already selected additional services and products, please identify such services and products, including a timeline and budget that describes each step of your plan to offer the selected new services and products. In this regard, we note your press releases regarding your partnership with Dyson and your partnership with Veterinary Pet Insurance and a press release describing an exclusive license between you and IntelliCell Biosciences Inc. that allows you to exclusively market and sell IntelliCell's SVF solution in the veterinary market. Please revise your disclosure to fully describe your current business and plan of operations.

9. Please revise to disclose the material terms of your agreement with Dyson and with Veterinary Pet Insurance and file the agreements as exhibits to your registration statement or tell us why this is not necessary. Similarly, please revise to disclose the material terms of your license agreement with IntelliCell Biosciences Inc. and file the license agreement as an exhibit to your registration statement or tell us why this is not necessary.

Our Lounges, page 29

10. We note your response to our prior comment 16 and reissue in part. Please revise throughout to remove the term "lounge" and "pet lounge" as these terms appear to be marketing language.

Flight Routes, page 29

11. We note your disclosure that you will not be able to offer flight routes to new cities until you have secured adequate funding to open and operate the facility. Please briefly describe how you intend to raise such funds and describe any steps that you have taken to raise such funds. In this regard, we note your disclosure on page 29 that you intend to add these markets "in the near term." Please clarify what you mean by "in the near term."

Pricing, page 30

12. We note your response to our prior comment 19 and reissue. Please revise to disclose the cost per animal that you incur for your service. To the extent that you do not track this cost, please disclose.

Form 8-K

Form 10 Disclosure, page 3

General

13. We note your response to prior comment 23 and reissue. Please make conforming changes to your Form 8-K.

Description of Business, page 3

Business Overview, page 3

14. We note your response to our prior comment 24 and reissue. Please revise the last paragraph on page four to remove references to "this offering" and throughout to clearly identify the offering you are describing in this paragraph and throughout, as the Form 8-K is not part of your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Loren Danzis, Esq.
       Fox Rothschild LLP